

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2019

Timothy S. Hart
Chief Financial Officer
TurnKey Capital, Inc.
2929 East Commercial Blvd, PH-D
Ft. Lauderdale, FL 33308

      Re: TurnKey Capital, Inc.
          Form 10-K for the year ended December 31, 2017
          Filed March 1, 2018
          File No. 333-186282

Dear Mr. Hart:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Real Estate and
                               Commodities